Energy Transfer Partners, L.P.
Barclays CEO Energy – Power Conference
September 4, 2012
Filed by Energy Transfer Partners, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Sunoco, Inc.
Commission File No.: 1-06841

Legal Disclaimer
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
This document may include certain statements concerning expectations for the future that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond ETP management’s control. An extensive list of factors that can affect future results are discussed in the Annual Reports on Form 10-K and other documents filed by ETP and Energy Transfer Equity, L.P.
(“ETE”) from time to time with the Securities and Exchange Commission (“SEC”).
Statements in this document regarding the proposed transaction between ETP and Sunoco, Inc. (“Sunoco”) the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, ETE, Sunoco Logistics Partners, L.P. (“SXL”)
or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions;
business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 and subsequent quarterly reports on Form 10-Q filed with the SEC by ETP,
ETE, SXL and Sunoco. ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Energy Transfer Overview

Energy Transfer Overview
• Energy Transfer Partners, L.P. (ETP) is one of the largest and most diversified investment grade MLPs
– Enterprise value of $17.2 billion
1,2
• Recent strategic transactions combined with organic growth projects have transformed Energy
Transfer into a geographically diversified midstream logistics platform with “best in class” natural gas, crude oil, NGL and refined product capabilities
– Strategic transactions resulted from a need to diversify both operationally and geographically and our customers’ desire for fully integrated midstream capabilities
• In addition, ETP has announced more than $3.0 billion of growth projects since late 2010, with a focus on liquids-rich opportunities in the Eagle Ford, Permian, and Woodford areas
– In excess of $1.0 billion of additional capex will be spent on new projects to be placed into service by Q1 2013
– These transactions and growth projects have transformed Energy Transfer into a much larger and more diversified midstream energy partnership well positioned for future growth
1 As of August 30, 2012.  Excludes the value of the general partner interest and incentive distribution rights (IDRs) held by ETE.
2 Includes net debt as of June 30, 2012.

ETP Has Rapidly Evolved…
• ETP has undertaken several initiatives to expand the services we can provide to our customers with an emphasis on geographic and fee-based diversification
–Joint acquisition of LDH Energy (“LDHE”) in May 2011 with Regency Energy Partners LP (“RGP”)
• Diversified into natural gas liquids and enhanced NGL capabilities with emphasis on fee based income
–Contribution of propane business to AmeriGas in January 2012
• Minimized exposure to weather sensitive non-core business and deleveraged balance sheet through tender offer
–ETE’s acquisition of Southern Union (“SUG”) and drop down of a 50% interest in Citrus to ETP in March 2012
• Expanded geographic reach with emphasis on fee based income
–Announced the pending acquisition of Sunoco, Inc. (“SUN”) in April 2012; scheduled to close October 2012
• Creates “best in class” natural gas, crude oil, NGL and refined product logistics and transportation platform
–Announced the pending dropdown of a portion of SUG to ETP HoldCo Corp, a new ETP-controlled entity to be jointly owned by ETP and ETE, in June 2012
• Transfers operational control of SUG assets to ETP and begins simplification of overall structure
2004 – 2007 2008 – 2009 2010 – 2011 2012
Acquired TUFCO Pipeline, Houston
Pipeline and Transwestern Interstate
Pipeline
Completed the first 42-inch diameter
natural gas pipeline in the state of
Texas in 2007
Initiated open season for new
interstate gas pipeline, Midcontinent
Express Pipeline (“MEP”), a 50/50 joint
venture with Kinder Morgan Energy
Partners (“KMP”)
MEP completed and placed in-
service
Completed Phoenix and San Juan
projects, expanding Transwestern
Pipeline
Initiated open season for new
interstate gas pipeline, Tiger Pipeline
Initiated open season for new
interstate gas pipeline, Fayetteville
Express Pipeline (“FEP”), a 50/50
joint venture with KMP
FEP and Tiger completed ahead of
schedule and significantly under budget
ETP and Regency acquired LDHE and
formed Lone Star NGL JV
Lone Star NGL JV announced new
Mont Belvieu fractionation plant and
West Texas NGL pipeline projects to
significantly expand liquids platform
Expansion of Eagle Ford shale projects
with the Rich Eagle Ford Mainline
(“REM”) pipeline  and new processing
facility in Jackson County, TX
Completed contribution of propane
business to AmeriGas Partners, L.P.
ETP acquired 50% interest in Citrus, which
owns Florida Gas Transmission
Announced a second Mont Belvieu
fractionation plant and expansion of Eagle
Ford projects supported by long-term fee-
based contracts
ETP announces acquisition of SUN,
expanding into crude oil, NGLs and refined
product logistics and transportation

Southern Union assets
Southern Union pipelines
Missouri Gas Energy
New England Gas Company
Storage
Trunkline LNG
ETP assets
ETP pipelines
Processing
Storage
Treating
Sunoco assets
Sunoco pipelines
Terminals

Crude Oil
LDCs
23%
Natural Gas
62%

Crude Oil
22%
NGL
10%
LNG
4%
Natural Gas

Refined Products
Natural Gas
24%
Crude Oil
21%
NGL
41%
LNG
1%

ENERGY TRANSFER

…Creating a More Diversified and Integrated
Asset Footprint…

Note: Joint venture assets shown on consolidated basis; Includes previously announced projects under construction. Pro forma for Sunoco
Pro Forma Summary Asset Overview
* Throughput and storage capacity converted on a 6:1 Mcf:Bbl basis.
acquisition and Southern Union dropdown. Consolidates Sunoco Logistics.
Mileage
Asset Composition
Throughput*
Storage*
Pipelines (miles):
Natural Gas 39,994
Natural Gas Distribution (LDCs) 15,173
NGL 2,150
Crude Oil 5,400
Refined Products 2,500
Total 65,217
Operating Metrics:
Natural Gas Throughput (Bcf/d) 28
NGL Throughput (Mbbl/d) 784
LNG Throughput (Bcf/d) 2
Crude Oil Throughput (Mbbl/d) 1,747
Refined Products Throughput (Mbbl/d) 522
Natural Gas Processing Capacity (MMcf/d) 3,417
Natural Gas Treating Capacity (MMcf/d) 2,570
Natural Gas Conditioning Capacity (MMcf/d) 846
NGL Processing Capacity (Mbbl/d) 251
Natural Gas Storage (Bcf) 176
NGL Storage (Mbbl) 48,000
LNG Storage Capacity (Bcf) 9
Crude Oil Storage (Mbbl) 25,000
Refined Products Storage (Mbbl) 16,000
Facilities:
Natural Gas Storage Facilities 9
NGL Storage Facilities 3
Crude Oil Storage Facilities 4
Refined Products Storage Facilities 44
Natural Gas Process., Treat., Cond. Facilities 45
NGL Processing Facilities 4
Retail Marketing Outlets 4,900

52%
47%
38%
26%
14%
21%
22%
15%
16%
14%
21%
25%
18% 18%
13%
5%
4%
10%
20%
0%
25%
50%
75%
100%
2009 2010 2011 Pro Forma 2011
Intrastate Midstream Interstate Propane NGL Retail Marketing Crude/Refined Products
1

…With an Enhanced Business Profile…
Business Performance by Operating Segment
Note: Adjusted EBITDA reconciliation in appendix. ETP adjusted EBITDA excludes “Other”; 2011 ETP pro forma for contribution of propane to
AmeriGas Partners, L.P. and Citrus acquisition. Excludes distributions from AmeriGas Partners, L.P. Assumes full consolidation of SXL.

…Better Positioned to Deliver on Our
Financial Objectives…
• Retain an attractive cash flow profile
Financial Objectives Capital Deployed 2005 – June 2012
Equity & Excess
Cash Flow
51%
Debt
49%
Total = $16.0 billion
2
1 Excludes maintenance capex.
– Achieve and maintain a 1.05x distribution coverage
• Grow distributable cash flow
– Target Debt/Adjusted EBITDA ratio of 4.00x – 4.25x
– Preserve financial flexibility to successfully manage
• Maintain a strong balance sheet
– Generate stable cash flows from a diversified
of return and that are complementary to our
existing asset base
– Target projects/assets that provide for attractive rates
ratio
growth projects and acquisitions
– Manage commodity price exposure
based contracts
– Support growth projects with long-term fee-
asset base
2 See page 19 for reconciliation.
1

…With a Robust Portfolio of Attractive Organic
Growth Projects
• Announced more than $3.0 billion of investment in
midstream and NGL projects
–The remaining projects are proceeding on time
and on budget with a majority of the projects
schedule to be in service over the next 6-9
months
• $900 million - $1.1 billion remaining to be spent
in 2012
• $1.5 billion - $1.7 billion to be spent in 2013 and
beyond on announced projects
• Projects further diversify the business mix and
expand service offerings across the midstream
value chain
–Allow us to offer a full scope of services to our
customers
• Acquisitions have created numerous incremental
commercial opportunities for further growth
2012 Growth Capex
Announced Growth Projects Since Q4 2010
Lone Star
38%
Midstream
50%
NGL
12%
Total = $3,077 million
($ millions)
2012 YTD
(Q1 - Q2)
2012 2 Half
(Q3 - Q4)
Growth Capital Expenditures
Intrastate / Midstream 551 $                $        450 - 500
Interstate 3 -
NGL 670 700 - 800
Propane & Other 2 -
Total 1,226 $             $   1,150 - 1,300
Contributions from Noncontrolling
1 (151) (200 - 250)
Total (net) 1,075 $             $      900 - 1,100
nd
Interest in Lone Star
  1 Represents
Regency’s 30% noncontrolling interest in Lone Star.

ETC Eagle Ford
Pipeline Projects
ETC La Grange & Chisholm Plants
Mont Belvieu Complex
Houston
San Antonio
West Texas Gateway Pipeline
Freedom Pipeline
Justice NGL to Mt Belvieu
ETC REM Phase II
ETC Chisholm
REM Loop Expansion
ETC Jackson County Processing Plant
Tilden Comp.
ETC REM Phase I
Wet Gas
Oil
Liberty Pipeline
Formosa Pt Comfort
ETC Dos Hermanas
San Cajos
Dry Gas
Exxon King Ranch
0 10 20 30 40 50 Miles
Legend
ETC Jackson Plant
ETC Kenedy Plant
ETC Pipelines
ETC REM Phases I & II
ETC Chisholm
ETC Dos Hermanas
ETC San Cajos
ETC Las Bonitas
West Texas Gateway Pipeline
ETC Dimmit Ext
ETC Freedom Pipeline
ETC Liberty Pipeline
ETC Justice Pipeline
Lone Star NGL Assets
ETC Spirit Pipeline

ENERGY TRANSFER

Eagle Ford Shale Projects

• In Q1 2012, the Chisholm
natural gas processing plant
was completed on time and
on budget
• The Chisholm plant, along
with the Dos Hermanas,
Chisholm, and REM Phase I
pipelines, which were already
in-service, represent more
than $400 million of Eagle
Ford projects that are now
generating cash flow
• Phase II of the REM pipeline,
phase I of the Jackson
County processing plant, and
the Karnes County
processing plant are
scheduled for completion in
Q4 2012 and/or 1st quarter
2013

ETC Red River Project
Oklahoma
Existing
ETC Assets
ETC Red River Primary Project
Texas
ETC Red River Future Expansion
Loop of Existing Assets
ETC Godley Plant
Lone Star NGL

ENERGY TRANSFER

Woodford Shale Project

• 117 miles of 30-inch pipe and 22
miles of 24-inch loop of existing
system
• 450 MMcf/d of initial pipeline
capacity
• Originating in Carter County, OK
and terminating in Johnson
County at the Godley Plant
• 200 MMcf/d Cryo plant at Godley
• Expected pipeline in-service by
Q4 2012
• Expected Godley expansion in-
service by Q3 2013
• Estimated cost ~$360 million
• Supported by long-term
agreement with XTO/Exxon

Lone Star & ETP NGL Assets
Existing and Expansion Lines
Oklahoma
Arkansas
New Mexico
Mississippi
Texas
Louisiana
Baden Storage
Godley Plant
Hattiesburg Storage
Geismar Fractionator
Sea Robin Plant
Sorrento Plant
Chalmette Plant
LaGrange/Chisholm Plant Complex
Jackson Plant
Mt Belvieu - Lone Star Fractionation & Storage
Legend
Lone Star West Texas Gateway Expansion
Lone Star Planned Laterals
Lone Star NGL Existing Assets
ETP Justice
ETP Spirit
ETP Freedom
ETP-Copano Liberty JV

ENERGY TRANSFER

ETP NGL and Lone Star Pipeline Projects

Approximately 570 miles of 16-inch
pipe with an initial capacity of
200,000 Bbl/d
Originating in Winkler County and
terminating in Jackson County,
Texas
Lone Star has secured capacity
through ETP’s Justice NGL
pipeline from Jackson County to
Mont Belvieu
Estimated cost (100%) ~$917
million
Expected in-service Q4 2012
130 mile 20-inch NGL pipeline
340,000 Bbl/d design capacity
Expected in-service Q4 2012
Project cost ~$300 million
West Texas Gateway Project
(NGL) Pipeline
Justice Pipeline

• Two 100,000 Bbl/d NGL fractionators to be
constructed at Mont Belvieu
• A substantial amount of the fractionation
capacity will be utilized for NGLs from ETP’s
Justice Pipeline
• Estimated cost (100%):
Frac I ~$390 million
Frac II ~$350 million
• Expected in-service:
Frac I – Q1 2013 (100% contracted)
Lone Star Fractionation Projects
Frac II – Q1 2014 (~70% contracted)

Investment Considerations
Well Positioned
For Future
Growth
• Attractive portfolio of organic growth projects with an emphasis on fee-based opportunities in liquids rich emerging shale plays
• Majority of the projects scheduled to be in service over the next 6-9 months
• Recent transactions provide numerous incremental commercial opportunities with a complementary asset base
Balanced
Business Profile
• Operating model with businesses across the midstream value chain diversifies and strengthens overall cash flow profile
• Significant portion of operating income derived from fee-based sources with long-term contracts anchored by a high-quality customer base with strong credit profile
• Hedge positions provide for further cash flow stability in commodity price sensitive areas
Strong Balance
Sheet
• Recent transactions viewed as favorable by the rating agencies and further strengthens overall credit profile
• Track record of a balanced approached to funding organic growth projects
• Demonstrated commitment to maintaining investment grade credit metrics
Diversified And
Complementary
Asset Footprint
• Pro forma asset base will be a “best in class” natural gas, crude oil, NGL and refined products logistics platform
• Integrated and complementary asset network will provide connections to multiple end markets for natural gas, crude oil and refined products
• A full suite of NGL capabilities to meet the needs of liquids rich shale production

Supplemental Information

Pro Forma Organizational Structure
Southern Union Company
Southern
Union Gas
Services
Panhandle
Energy
LDC Divisions
Energy Transfer Equity, L.P.
(NYSE: ETE)
Public
LP
unitholders
Lone Star
NGL LLC
30%
interest
70%
interest
50%
interest
49.99%
interest
HPC
Midcontinent
Express
Pipeline
Gathering &
Processing
Regency Energy
Partners LP
(NYSE: RGP)
NGL Interstate
Fayetteville
Express
Pipeline
50%
interest
Citrus Corp
50%
interest
Public
LP
unitholders
Energy Transfer
Partners, L.P.
(NYSE: ETP)
FGT
ETP
HoldCo Corp
Sunoco Logistics Partners L.P.
(NYSE: SXL)
LP Interest
GP Interest
IDRs
Public
LP
unitholders
Sunoco, Inc.
Retail &
Marketing
LP Interest
GP Interest
IDRs
LP Interest
GP Interest
IDRs
60% Ownership
40% Ownership
(Board Majority)
Intrastate Midstream
Contract
Treating
Contract
Compression
JVs

Public
LP
unitholders

Announced Projects
Project Description Capacity
Expected
Completion ($ mm)
Midstream
Dos Hermanas
Pipeline
50-mile, 24-inch pipeline originating in northwest Webb County and extending to ETP's existing
Houston Pipeline rich gas gathering system in eastern Webb County
400 MMcf/d In-service
Q4 2010
$43
Chisholm Pipeline 83 mile, 20-inch pipeline extending from DeWitt County to ETP's La Grange Processing Plant in
Fayette County
100 MMcf/d, expandable to
300 MMcf/d
In-service
Q2 2011
$68
REM Phase I 160-mile, 30-inch pipeline originating in Dimmitt County and extending to the Chisholm Pipeline for ultimate delivery to ETP’s processing plants
400 MMcf/d, expandable to
800 MMcf/d
In-service
Q4 2011
$220
Chisholm Plant Natural gas processing plant located adjacent to ETP's existing La Grange Plant in Fayette County 120 MMcf/d In-service
Q1 2012
$70
REM Phase II 70 mile, 42-inch pipeline expansion, which will extend from the Chisholm Pipeline in DeWitt County east into Jackson County
800 MMcf/d Q4 2012 $170
400 MMcf/d,  Phase I Q1 2013 $420
200 MMcf/d,  Phase II Q1 2014
200 MMcf/d,  Phase III Q1 2014
Red River Gathering
Pipeline
117-mile, 24- and 30-inch pipeline from Carter County, Oklahoma to ETP's Godley Plant in Johnson
County, Texas
450 MMcf/d, expandable to
550 MMcf/d
Q4 2012 $360
Godley Plant
Expansion
Cryogenic processing plant to be constructed at the Godley processing facility in Johnson County,
Texas
200 MMcf/d Q3 2013
Karnes County
Processing Plant
Natural gas processing plant located in Karnes County 200 MMcf/d Q4 2012 $210
REM Expansion 37 mile, 30-inch pipeline expansion Q4 2013
Sub-total $1,561
NGL (ETP)
Freedom Pipeline 43-mile, 8-inch NGL pipeline connecting the Liberty pipeline to ETP's La Grange & Chisholm plants
40 Mbbl/d
In-service
Q3 2011
$30
Liberty Pipeline 93-mile, 12-inch NGL pipeline owned through a 50/50 JV with Copano. Connects the Freedom pipeline to the Formosa plant 90 Mbbl/d
In-service
Q3 2011
$26
Justice Pipeline 130-mile, 20-inch NGL pipeline from the Jackson Plant to Mont Belvieu 340 Mbbl/d Q4 2012 $300
Sub-total $356
NGL (100%)
West Texas Gateway 570-mile, 16-inch NGL pipeline originating in Winkler County and terminating in Jackson County 200 Mbbl/d Q4 2012 $917
Frac I Mont Belvieu NGL fractionator 100 Mbbl/d Q1 2013 $390
Frac II Mont Belvieu NGL fractionator 100 Mbbl/d Q1 2014 $350
Contribution from Regency for its 30% interest ($497)
Sub-total $1,160
Total announced ETP growth projects since Q4 2010 (including 70% of Lone Star) $3,077
Jackson Plant Natural gas processing plant located in Jackson County
Estimated  Cost

Adjusted EBITDA Reconciliation
The Partnership has disclosed in this press release EBITDA, as adjusted, and distributable cash flow which are non-GAAP financial measures.  Management believes
Adjusted EBITDA is a non-GAAP financial measure.  Management believes Adjusted EBITDA provides useful information to investors as measure of comparison with peer companies, including companies that may have different financing and capital structures. The presentation of Adjusted EBITDA also allows investors to view our performance in a manner similar to the methods used by management and provides additional insight to our operating results.
There are material limitations to using measures such as Adjusted EBITDA, including the difficulty associated with using it as the sole measure to compare the results of one company to another, and the inability to analyze certain significant items that directly affect a company’s net income or loss or cash flows. In addition, our calculation of Adjusted
EBITDA may not be consistent with similarly titled measures of other companies and should be viewed in conjunction with measurements that are computed in accordance with
GAAP, such as gross margin, operating income, net income, and cash flow from operating activities.
Definition of Adjusted EBITDA
The Partnership defines Adjusted EBITDA as total partnership earnings before interest, taxes, depreciation, amortization, and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-cash impairment charges, and other non-operating income or expense items.  Unrealized gains and losses on commodity risk management activities includes unrealized gains and losses on commodity derivatives and inventory fair value adjustments (excluding lower of cost or market adjustments).
LTM + 2008-2011 Annual
Years Ended December 31,
($ millions) 2008 2009 2010 2011 6/30/2012
Net income 866.0 $                     791.5 $                     617.2 $                     697.2 $                     1,543.2 $
Interest expense, net of interest capitalized 265.7                        394.3                        412.6                        474.1                        521.5
Income tax expense 6.7                           12.8                          15.5                          18.8                          16.6
Depreciation and amortization 262.2                        312.8                        343.0                        430.9                        431.0
Non-cash compensation expense 23.5                          24.0                          27.2                          37.5                          37.7
(Gains) losses on deconsolidation/disposals of assets 1.3                           1.6                           5.0                           3.2                           (1,054.9)
Gains on non-hedged interest rate derivatives 51.0                          (39.2)                         (4.6)                          77.4                          89.3
Unrealized (gains) losses on commodity risk management activities (35.5)                         (30.0)                         78.3                          11.4                          90.0
Goodwill impairment loss 11.4                          -                           -                           -                           -
Impairment of investment in affiliate -                           -                           52.6                          5.4                           5.4
Proportionate share of unconsolidated affiliates' interest, depreciation
and allowance for equity funds used during construction -                           22.3                          22.5                          30.0                          155.4
Adjusted EBITDA attributable to non-controlling interest -                           -                           -                           (37.8)                         (58.3)
Other, net (includes allowance for equity funds used during construction) (73.3)                         (12.7)                         (28.5)                         (5.4)                          (6.4)
Loss on extinguishment of debt -                           -                           -                           -                           115.0
Adjusted EBITDA 1,378.9 $                 1,477.4 $                 1,540.9 $                 1,742.6 $                 1,885.5 $
Last Twelve
Months Ended

Reconciliation of Capital Deployed and
Funding Sources
Fiscal Years Ended 8/31 Four Months Years Ended 12/31 YTD 6/30
($ millions) 2005 2006 2007 Ended 12/31/07 2008 2009 2010 2011 2012
Net cash used in investing activities 1,133.7 $          1,244.4 $          2,158.1 $          995.9 $             2,015.6 $          1,345.8 $          1,493.8 $          3,552.4 $          1,402.4 $
Proceeds from sale of assets and discontinued operations 196.9 6.9 23.1 21.5 19.4 21.5 27.9 9.3 1,455.8
Non-cash activity 2.5 4.0 - 1.4 2.2 63.3 (588.7) - 105.0
Maintenance capital expenditures (41.0) (51.8) (89.2) (49.0) (141.0) (102.7) (99.3) (134.2) (54.3)
Capital deployed 1,292.1 $          1,203.5 $          2,092.0 $          969.8 $             1,896.2 $          1,327.9 $          833.8 $             3,427.5 $          2,909.0 $
Net cash provided by operating activities 169.4 $             543.9 $             1,112.7 $          245.7 $             1,258.1 $          826.9 $             1,202.3 $          1,344.4 $          599.5 $
Maintenance capital expenditures (41.0) (51.8) (89.2) (49.0) (141.0) (102.7) (99.3) (134.2) (54.3)
Distributions paid (207.0) (343.8) (622.5) (176.0) (879.2) (957.3) (1,066.0) (1,159.5) (646.0)
Net proceeds from sale of assets and discontinued operations²
196.9 6.9 23.1 21.5 19.4 21.5 27.9 9.3 705.8
Excess cash flow 118.3 $             155.2 $             424.1 $             42.2 $              257.3 $             (211.6) $            64.9 $              60.0 $              605.1 $
Net proceeds from issuance of common units 507.7 $             132.4 $             1,200.0 $          234.9 $             373.1 $             936.3 $             1,152.2 $          1,467.0 $          93.6 $
Capital contributions from general partner 10.4 2.8 24.5 - 8.0 3.4 8.9 - -
Capital contributions from noncontrolling interest - - - - - - - 645.3 151.3
Non-cash activity¹
2.5 4.0 - 1.4 2.2 63.3 (588.7) - 105.0
Equity issued 520.6 $             139.2 $             1,224.5 $          236.3 $             383.3 $             1,003.0 $          572.5 $             2,112.2 $          349.9 $
1
1 Non-cash activity comprises issuances of common units in connection with certain acquisitions (2012, 2009, 2008, four months ended 12/31/07, 2006 and 2006) and redemption of common units in connection with the transfer of the investment in MEP (year ended 12/31/10).
2 YTD 6/30/2012, net proceeds from sale of assets and discontinued operations is net of repayment of debt in January 2012.

ETP Debt Capitalization
1 Net proceeds from the July 2012 equity offering were $671 million..
($ millions) 6/30/2012
July 2012
Equity Offering
1
August 2012
Maturity
Pro Forma
6/30/2012
ETP Revolver ($2.5bn) 493 $              (493) $             108 $              108 $
ETP Senior Notes:
5.65% due 2012 108 - (108) -
6.00% due 2013 350 - - 350
8.50% due 2014 292 - - 292
5.95% due 2015 750 - - 750
6.13% due 2017 400 - - 400
6.70% due 2018 600 - - 600
9.70% due 2019 400 - - 400
9.00% due 2019 450 - - 450
4.65% due 2021 800 - - 800
5.20% due 2022 1,000 - - 1,000
6.63% due 2036 400 - - 400
7.50% due 2038 550 - - 550
6.05% due 2041 700 - - 700
6.50% due 2042 1,000 - - 1,000
Total ETP Senior Notes 7,800 - (108) 7,692
ETP Other Long-Term Debt:
Transwestern Senior Notes 870 - - 870
Other (12) - - (12)
Total ETP Other Long-Term Debt 858 - - 858
Total Debt 9,151 $           (493) $             - $                   8,658 $

Definitions
The following is a list of certain acronyms and terms generally used in the energy industry and throughout this presentation
:
/d per day
Bbl barrels
Btu British thermal unit, an energy measurement
Capacity capacity of a pipeline, processing plant or storage facility refers to the maximum capacity under normal operating conditions and, with respect to pipeline transportation capacity, is subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughout capacity from specified capacity levels.
gpm gallons per minute
Mcf thousand cubic feet
MMBtu million British thermal units
MMcf million cubic feet
Bcf billion cubic feet
NGL natural gas liquid, such as propane, butane and natural gasoline
NYMEX New York Mercantile Exchange

In connection with the proposed business combination transaction between ETP and Sunoco, Inc. (“Sunoco”), ETP filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that included a proxy statement/prospectus.  The registration statement was declared effective on August 24, 2012.  Sunoco mailed the definitive proxy statement/prospectus to the Sunoco shareholders on or about August 29, 2012. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT
INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY
HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of
ETP or Sunoco at the following:
Energy Transfer Partners, L.P. Sunoco, Inc.
3738 Oak Lawn Ave. 1818 Market Street, Suite 1500
Dallas, TX 75219 Philadelphia, PA 19103
Attention: Investor Relations Attention: Investor Relations
Phone: (214) 981-0795 Phone: (215) 977-6764
Email: InvestorRelations@energytransfer.com Email: SunocoIR@sunocoinc.com
ETP and Sunoco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC. A more complete description is available in the registration statement and the proxy statement/prospectus.
Important Additional Information
Filed with the SEC